UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST SETS DATE FOR THE RELEASE OF SECOND QUARTER 2026 RESULTS

September 28, 2026 – VinFast (“the Company”) announced that it will release its 2Q26 financial results before market opens on October 19, 2026. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details of the call are below:

-	What: VinFast Q2 2026 Financial Results and Q&A Webcast

-	When: October 19, 2026

-	Time: 8:00 a.m. Eastern Standard Time

-	Registration Link: https://register-conf.media-server.com/register/BIe2e54174d1ed4dbf8f1215a46e676919

-	Live webcast: https://edge.media-server.com/mmc/p/qy7nmbcv

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit ir.vinfastauto.us.

Investor Relations Email: ir@vinfastauto.com

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: September 28, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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